April 7, 2026

Kang-Huai (Johnny) Wang
President and Chief Executive Officer
CapsoVision, Inc
18805 Cox Avenue, Suite 250
Saratoga, CA 95070

       Re: CapsoVision, Inc
           Draft Registration Statement on Form S-1
           Submitted April 3, 2026
           CIK No. 0001378325
Dear Kang-Huai (Johnny) Wang:

       This is to advise you that we do not intend to review your registration statement.

        We request that you publicly file your registration statement and non-public draft submission on EDGAR at least two business days prior to the requested effective date and time.
Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Margaret Sawicki at 202-551-7153 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Industrial Applications and Services
cc:    Portia Ku, Esq.